National Health Partners, Inc.
                          120 Gibraltar Road, Suite 107
                                Horsham, PA 19044

                                October 19, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: James Lopez, Legal Branch chief

Re:  National Health Partners, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed March 31, 2011
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     Filed May 16, 2011 Form 10-Q for the Fiscal Quarter Ended June 30, 2011 Filed August 22, 2011
     File No. 000-51731

Dear Madam or Sir.

     This morning, our securities attorney, David E. Wise, Esq., had a telephone conversation with Mr. Steve Lo in which he made a verbal request for an extension of time until October 26, 2011, for National Health Partners, Inc. to file a response to the Staff's October 5, 2011, comment letter related to the referenced filings.

     We intend to respond to the Staff's comments on or before October 26, 2011.

     Thank you for your assistance on this matter.

National Health Partners, Inc.


By: /s/ David M. Daniels
    -----------------------------------------
    David M. Daniels
    Chief Executive Officer